HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

RECEIVED
2008 MAY 14 A 7:43
OFFICE OF INTERNATI
CORPORATE FINA

5 May 2008

BY AIRMAIL

Office of International Corporate Finance
Securities & Exchange Commission [redacted]
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

08002555

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED (the "Company")
- ISIN US 41068T2087

We have enclosed herewith a copy of the announcement of the Company dated 2 May 2008 (in English and in Chinese) in relation to Audited Results of MRI Holdings Limited for the year ended 31 December 2007 for your filing under ISIN US 41068T2087.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

Samantha Fung
Company Secretarial Department

PROCESSED
MAY 20 2008
THOMSON REUTERS

Encls.

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

ANNOUNCEMENT OF AUDITED RESULTS OF MRI HOLDINGS LIMITED FOR THE YEAR ENDED 31 DECEMBER 2007

MRI, an approximately 57.26% owned subsidiary of Hanny, has announced its audited consolidated results for the year ended 31 December 2007.

This announcement is made by Hanny Holdings Limited ("**Hanny**") pursuant to the requirement of Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to provide the shareholders of Hanny with financial information of MRI Holdings Limited ("**MRI**"), an approximately 57.26% owned subsidiary of Hanny, which has announced such information to the public in Australia on 2 May 2008.

The board of directors of Hanny (the "**Board**") announces the audited consolidated results of MRI for the year ended 31 December 2007 which has been announced by MRI in accordance with Rule 4.5 of the Australian Securities Exchange on 2 May 2008 in Australia. MRI is a company incorporated in Australia and its shares are listed on the Australian Securities Exchange.

The audited consolidated financial statements for the year ended 31 December 2007 are prepared in accordance with the Corporations Act 2001 and applicable Accounting Standards, and comply with other requirements of the laws of Australia.

RESULTS

The audited consolidated results of MRI and its subsidiaries for the years ended 31 December 2007 and 2006 are as follows:

	Year ended 31 December	
	2007	2006
	A$' 000	*A$'000*
Finance income	**767**	919
Administration expenses	**(545)**	(412)
Finance expenses	**(4,182)**	(22)
(Loss)/profit before tax	**(3,960)**	485
Income tax expense	**(85)**	(77)
(Loss)/profit for the year from continuing operation	**(4,045)**	408

Basic (loss)/earnings per share	**(8.78) cents**	0.89 cent

Diluted (loss)/ earnings per share is not materially different from basic (loss)/earnings per share and therefore is not disclosed.

BALANCE SHEET HIGHLIGHTS

The audited consolidated balance sheet of MRI and its subsidiaries as at 31 December 2007 and 2006 shows the followings:

	As at 31 December	
	2007	2006
	A$' 000	*A$'000*
		(Restated)
Current assets	**16,353**	17,295
Non-current assets	**673**	4,624
Total assets	**17,026**	21,919
Current liabilities	**(233)**	(92)
Net assets	**16,793**	21,827
Share capital	**31,381**	31,381
Reserves and accumulated losses	**(14,588)**	(9,554)
	16,793	21,827

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 2 May 2008

As at the date of this announcement, the Board comprises:-

Executive Directors:

Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:

Mr. Kwok Ka Lap, Alva
Mr. Poon Kwok Hing, Albert
Mr. Sin Chi Fai

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

MRI HOLDINGS LIMITED
截至二零零七年十二月三十一日止年度之經審核業績公佈

錦興持有約57.26%權益之附屬公司MRI宣佈其截至二零零七年十二月三十一日止年度之經審核綜合業績。

錦興集團有限公司（「**錦興**」）根據香港聯合交易所有限公司證券上市規則第13.09(2)條之規定，向錦興之股東提供 MRI Holdings Limited（「**MRI**」）（錦興持有約57.26%權益之附屬公司）之財務資料，MRI 已於二零零八年五月二日向澳洲公眾人士公佈該等資料。

錦興董事會（「**董事會**」）宣佈 MRI 截至二零零七年十二月三十一日止年度之經審核綜合業績（MRI 根據澳洲證券交易所上市規則第4.5條已於二零零八年五月二日在澳洲公佈其業績）。MRI 在澳洲註冊成立，其股份在澳洲證券交易所上市。

截至二零零七年十二月三十一日止年度之經審核綜合財務報表乃按二零零一年公司法與適用會計準則並符合澳洲法律其他要求而編製。

業績

MRI 及其附屬公司截至二零零七年及二零零六年十二月三十一日止年度之經審核綜合業績如下：

	截至十二月三十一日止年度	
	二零零七年 千澳元	二零零六年 千澳元
融資收入	**767**	919
行政支出	**(545)**	(412)
融資成本	**(4,182)**	(22)
除稅前（虧損）/溢利	**(3,960)**	485
所得稅開支	**(85)**	(77)
本年度來自持續業務（虧損）/溢利	**(4, 045)**	408

每股基本（虧損）/盈利	**(8.78) 仙**	0.89仙

由於每股攤薄（虧損）/盈利與每股基本（虧損）/盈利並無重大差別，因此其無予以披露。

資產負債表摘要

MRI 及其附屬公司於二零零七年及二零零六年十二月三十一日之經審核綜合資產負債表呈列如下：

	於十二月三十一日	
	二零零七年 千澳元	二零零六年 千澳元 *（經重列）*
流動資產	**16,353**	17,295
非流動資產	**673**	4,624
總資產	**17,026**	21,919
流動負債	**(233)**	(92)
淨資產	**16,793**	21,827
股本	**31,381**	31,381
儲備及累計虧損	**(14,588)**	(9,554)
	16,793	21,827

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零八年五月二日

於本公佈日期，董事會成員包括：

執行董事：
陳國強博士（主席）
Yap, Allan 博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
潘國興先生
冼志輝先生

* 僅供識別

END